MK

14049122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2014
Washington DC
404

SEC FILE NUMBER
8- 67368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jennings Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2700, 308 - 4th Ave S.W
(No. and Street)

Calgary (City) Alberta (State) T2P 0H7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Peck 403-292-0662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

Suite 3100, Bow Valley Square II 205 - 5th Ave SW Calgary AB T2P 4B9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MJ 3/27

OATH OR AFFIRMATION

I, Nancy Peck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jenning Capital (USA) Inc, as of Dec 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sakeb Nazim
A Commissioner for Oaths/Notary Public
in and for the Province of Alberta

Sakeb Nazim
Student-at-Law

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jennings Capital (USA) Inc.

Financial Statements and Supplemental Information

December 31, 2013

(expressed in U.S. dollars)

KPMG Enterprise™
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca/enterprise

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Board of Directors
Jennings Capital (USA) Inc.

We have audited the accompanying financial statements of Jennings Capital (USA) Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of loss and comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Jennings Capital (USA) Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of Jennings Capital (USA) Inc. as of December 31, 2012 and for the year then ended were audited by other auditors whose report thereon dated March 1, 2013, expressed an unmodified opinion on those financial statements.

KPMG LLP

March 3, 2014
Calgary, Canada

Jennings Capital (USA) Inc.

Statement of Financial Condition

As at December 31, 2013

(expressed in U.S. dollars)

		2013
Assets		
Cash	$	443,270
Prepaid expenses		21,552
	$	464,822
Liabilities		
Accounts payable	$	12,600
Due to parent (note 4)		11,497
Income taxes payable		1,059
		25,156
Stockholder's Equity		
Capital Stock (note 3)		400,100
Retained Earnings		39,566
		439,666
	$	464,822

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

__________ **Director** __________ **Director**

Jennings Capital (USA) Inc.
Statement of Loss and Comprehensive Loss
For the year ended December 31, 2013

(expressed in U.S. dollars)

		2013
Revenue		
Commissions	$	23,192
Other		301
		23,493
Expenses		
General and administrative (note 4)		92,087
Loss before taxes		(68,594)
Current Income tax benefit (note 6)		(2,808)
Net loss and comprehensive loss		(65,787)

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2013

(expressed in U.S. dollars)

	Class C Common stock	Retained earnings	Stockholder's equity
Balance, January 1, 2013	$1,150,100	$105,353	$1,255,453
Net loss and comprehensive loss	-	(65,787)	(65,787)
Redemption of common stock	(750,000)	-	(750,000)
Balance, December 31, 2013	$400,100	$39,566	$439,666

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statement of Cash Flows

For the year ended December 31, 2013

(expressed in U.S. dollars)

	2013
Cash provided by (used in)	
Operating activities	
Net loss	$ (65,787)
Change in non-cash working capital	
Due from client	13,194
Prepaid expenses	(5,807)
Income tax receivable	7,864
Accounts payable	(821)
Due to parent	(228)
Due to client	(13,194)
Income taxes payable	1,059
	(63,720)
Financing activities	
Redemption of common stock	(750,000)
Change in cash during the year	(813,720)
Cash - Beginning of year	1,256,990
Cash - End of year	$ 443,270

The accompanying notes are an integral part of these financial statements.

1 Organization

Jennings Capital (USA) Inc. ("JCIUSA") is a wholly-owned subsidiary of Jennings Capital Inc. ("JCI"), a broker-dealer operating in Canada. In the United States of America, JCIUSA is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal source of revenue is derived from the sale of securities to U.S. residents.

2 Basis of presentation and significant accounting policies

The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America under the provisions of rule 17a-5 of the Securities and Exchange Act of 1934.

a) Cash

Cash is held at a major financial institution.

b) Securities

Securities transactions and related revenues are recorded on a trade date basis.

c) Revenue recognition

Underwriting revenue relates to revenue earned on the sale of debt and equity securities and is recorded on closing of the transaction. Commission revenue is recorded on a trade date basis.

d) Income taxes

JCIUSA records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

e) Comprehensive loss

There are no items which would cause comprehensive loss to differ materially from net loss.

f) Foreign exchange

The functional currency of JCIUSA (a wholly owned subsidiary of JCI) is the United States dollar. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as at the reporting period and the related gains and losses are included in the results of operations for the period.

g) Management estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.

h) Financial instruments

The carrying values of all JCIUSA's financial instruments approximate their fair values. Financial instruments include cash and accounts payable.

3 Capital stock

The following capital stock has been authorized:

Unlimited number of common shares without nominal or par value. These shares have voting rights and are eligible for dividends as determined by the Board of Directors.

	Number of shares	Amount
Common shares		
Outstanding - Beginning of year	57	$ 1,150,100
Redeemed during the year for cash	(37)	(750,000)
Outstanding - End of year	20	$ 400,100

4 Related party transactions

Under an agreement dated September 1, 2011 which amends an agreement dated April 24, 2006, JCI provides securities trading, clearing and settlement and other administrative services to JCIUSA and charges a management fee for these on a monthly basis. For these services, JCIUSA was charged a total of $29,516. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties. Due to parent of $11,497 represents the net amount due from JCIUSA for management fees charged and expenses paid by JCI as well as the commission revenue collected by JCI on behalf of JCIUSA.

5 Net capital

At December 31, 2013, JCIUSA had net capital of $417,771, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $167,771 (Schedule 1). During 2013 and as at December 31, 2013, JCIUSA met the capital requirements of the SEC.

6 Income tax

	2013
Net loss before income tax	$ (65,787)
Statutory tax rate	26.23%
Tax at the applicable rate	(17,256)
Foreign exchange differences	14,448
Current income tax benefit	$ 2,808

(expressed in U.S. dollars)

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

	2013
Shareholder's Equity	$ 439,666
Less:	
Prepaid expenses	21,552
Haircut on foreign currency positions	343
	21,895
Net capital pursuant to Rule 15c3-1	417,771
Minimum net capital requirement	(250,000)
Excess net capital	$ 167,771

The above calculation does not differ from the computation of net capital calculated under SEC Rule 15c3-1 as of December 31, 2013 filed by JCIUSA on Form X-17A-5 Part II on January 27, 2014.

Schedule 2 – Statement Regarding Rule 15c3-3

JCIUSA operates pursuant to the (k)(2)(i) exemption to the Reserve and Possession of Control Requirements of SEC Rule 15c3-3.

KPMG

KPMG Enterprise™
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca/enterprise

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Jennings Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Jennings Capital (USA) Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 3, 2014
Calgary, Canada